Friday, January 24, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Gary Todd

Re:	Attune RTD Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012 Filed December 30, 2013 File No. 000-54518

Dear Mr. Todd,

Set forth below is Attune RTD, Inc.’s response to comments received from the staff of the Securities and Exchange Commission (the “Staff”) in their letter dated January 14, 2014. The numbering of the response corresponds to the numbering of the comment in the letter from the Staff.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2012

Item 8. Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

Comment 1:	Please refer to our prior comment 1. We see the revisions to the report of your current auditor dated April 5, 2013. However, the report still does not cover the entire development stage period from inception to December 31, 2012. Specifically, we note that the report does not address the year ended December 31, 2010, a period audited by your current auditor. Accordingly, please have your auditor revise their audit report so that the scope and opinion paragraphs cover the entire period from inception to December 31, 2012.

Response 1:	The Company has filed an Amendment No. 2 to its Annual Report on Form 10-K to amend its Annual Report on Form 10-K for the year ended December 31, 2012, originally filed on April 8, 2013 and subsequently amended and restated by Amendment No. 1 to its Annual Report on December 30, 2013, to revise certain portions of the Report of Independent Registered Public Accounting Firm from its current auditor so that the report covers the entire development stage from inception to December 31, 2012. The Report of Independent Registered Public Accounting Firm now includes updated paragraphs that address the year ended December 31, 2010.

Item 9A. Controls and Procedures, page 16

Comment 2:	We note that in response to our prior comment 2 you concluded that internal control over financial reporting is not effective because of material weaknesses. Please revise future filings, including any amendments, to disclose the specific steps that the company has taken, if any, to remediate the material weaknesses.

Response 2:	The Company will comply with this comment in future filings.

If you have further questions or comments, please feel free to contact me. I am happy to cooperate in any way I can.

Sincerely,

/s/ Thomas S. Bianco, C.F.O
Chief Financial Officer

3700 b tachevah drive, | suite 117

palm springs, ca 92262

P 760.323.0233 | F 760.778.9180

www.attunertd.com